SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copy of the disclosure letter that we filed
today with the Philippine Stock Exchange (with a
copy furnished the Philippine Securities and
Exchange Commission) in response to their letter
dated July 12, 2016 requesting for clarification
and/or confirmation of the news article entitled
“Globe, PLDT ask court to stop govt review of mega
deal” posted in ABS-CBN (Internet Edition) on July
12, 2016.

July 12, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

We refer to your letter dated July 12, 2016 requesting for clarification and/or confirmation of the news article entitled “Globe, PLDT ask court to stop govt review of mega deal” posted in ABS-CBN (Internet Edition) on July 12, 2016. The article reported in part that:

“MANILA — Globe Telecom Inc. and Philippine Long Distance Telephone Co. asked the Court Appeals on Tuesday to stop the government’s anti-trust watchdog from reviewing their acquisition of San Miguel Corp.’s telecommunications business.

The country’s two dominant carriers filed separate petitions seeking a temporary restraining order against the Philippine Competition Commission. The pleadings were seen by ABS-CBN News.

The two companies argued that the P70-billion deal was deemed approved after it notified the PCC of the transaction and that the anti-trust body violated its own rules by insisting on a review.

. . . ..”

We confirm that the Company filed a Petition for Certiorari and Prohibition with Urgent Application for Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction (“Petition”) against the Philippine Competition Commission (“PCC”) before the Court of Appeals on July 12, 2016.

The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe Telecom, Inc. (“Globe”) of the telecommunications business of San Miguel Corporation (“SMC”), which was executed and completed on May 30, 2016 (the “Transaction”) and performing any act which challenges or assails the deemed approved status of the Transaction.

Attached is a copy of our press announcement on this subject.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

July 12, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of our letter dated July 12, 2016 to the Philippine Stock Exchange, Inc. in response to their letter dated July 12, 2016 requesting for clarification and/or confirmation of the news article entitled “Globe, PLDT ask court to stop govt review of mega deal” posted in ABS-CBN (Internet Edition) on July 12, 2016.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,802 As of June 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 12, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. in response to their letter dated July 12, 2016 requesting for clarification and/or confirmation of the news article entitled “Globe, PLDT ask court to stop govt review of mega deal” posted in ABS-CBN (Internet Edition) on July 12, 2016.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

July 12, 2016

Press Release
[graphic]

PLDT asks CA for certiorari on PCC review of co-purchase of SMC telco assets

MANILA, Philippines, July 12, 2016 – Leading telco and digital services provider PLDT has filed before the Court of Appeals (CA) a Petition for Certiorari and Prohibition with Urgent Application for Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction against the Philippine Competition Commission (PCC) which sought for a full investigation of PLDT’s co-purchase of the telco assets of San Miguel Corp.

“We were constrained to file the Petition to uphold the deemed approved status of the transaction under the terms of the PCC’s transitory circulars,” said PLDT Regulatory Affairs Head Atty. Ray C. Espinosa.

“The transaction has been deemed approved by operation of law. The transitory circulars issued by the PCC have the force and effect of law. We complied fully with the terms of the circulars. The legal effects and consequences of such compliance cannot be reversed or undone by the PCC,” he stressed.

He said PLDT through its wireless subsidiary Smart has been implementing the transaction and using the frequencies as part of its nationwide rollout. “The new frequencies are now providing Smart with much needed additional capacities which are crucial in its efforts to provide faster, reliable and affordable mobile internet services throughout the country. Already, tens of millions of Smart subscribers are benefitting from the improved services brought about by the effective and efficient use of the new frequencies,” he pointed out.

He reiterated that to reverse or undo the transaction will result in irreparable and incalculable injury to the public service. He also explained that “the use of the new frequencies is also in compliance with the order and directive of the National Telecommunications Commission, when it approved the specific frequency co-use arrangement between Smart and BellTel Telecommunications Philippines, Inc., that such co-use arrangement be implemented immediately.”

In summary Atty. Espinosa stated that “the terms of the transitory circulars were clear. We, like many others before us, relied in good faith on these circulars, and we diligently and faithfully complied with their terms. We are now entitled to the full legal benefits and effects of the circulars, and are asking the Court of Appeals to uphold and enforce our rights and also to prevent the PCC from depriving the public of the benefits of improved telecommunications services arising from the efficient and effective use of the new frequencies which for the longest time have remained idle and unutilized. The PCC must be aware of the declared national policy that government shall allocate the spectrum to service providers who will use it efficiently and effectively to meet the demand for telecommunications service.”

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 12, 2016